Hartford Mutual Funds II, Inc.
N-SAR Annual
10/31/2006
Sub-Item 77I:  Terms Of New Or Amended Securities.

Pursuant to the Articles Supplementary for The Hartford Mutual Funds II, Inc. (“Company”), effective June 14, 2006, the Board of Directors of the Company established a new class of shares, Class I shares for The Hartford Growth Fund, The Hartford Growth Opportunities Fund, The Hartford SmallCap Growth Fund and The Hartford Value Opportunities Fund.  Shares of the Company’s Class I common stock have all of the rights, preferences and privileges as set forth in the Company’s previously filed Articles of Amendment and Restatement and as set forth in the Company’s current prospectus, statement of additional information and multiple class plan.